Exhibit 99.1

Biomica Announces Clearance for First-in-Human Phase I
Study of BMC-128 in Combination with Bristol Myers
Squibb’s Anti-PD-1 Opdivo®

Clearance for Proof-of-Concept Phase I human trial in oncology received from Israeli Ministry of Health

Rehovot, Israel – January 11, 2022 – Biomica Ltd., an emerging biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), today announced that the Israeli Ministry of Health (MoH) cleared the company to proceed with its Proof-of-Concept (POC), Phase I clinical trial of Biomica’s drug candidate BMC-128 in patients with Non-Small Cell Lung Cancer (NSCLC), Melanoma or Renal Cell Carcinoma (RCC), in combination with immune checkpoint inhibitor (ICI) immunotherapy (an anti-PD-1 agent).

Biomica has entered into a supply agreement for the utilization of Bristol Myers Squibb’s (BMS) Opdivo® to evaluate the safety and tolerability of BMC-128 therapy in combination with nivolumab (Opdivo®), a human anti-PD-1 therapy, in multiple cancer indications.

The POC combination trial is designed to be a first-in-human (FIH) open-label study to evaluate the safety and tolerability of BMC-128 in combination with BMS’ Opdivo® in patients with NSCLC, melanoma or RCC, clinical signals will be monitored as well. This study is expected to take place at Rambam Health Care Campus, as previously announced1.

About BMC128:

BMC128 is a rationally designed microbial consortium identified and selected through a detailed functional microbiome analysis using PRISM, a proprietary high-resolution microbiome analysis platform powered by Evogene’s MicroBoost AI platform.

Developed as a Live Bacterial Product (LBP), BMC128 is a LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes.

1 https://www.prnewswire.com/news-releases/biomica--rambam-health-care-campus-sign-agreement-for-clinical-trial-of-biomicas-microbiome-based-immuno-oncology-drug-301409731.html

Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host’s microbial community with individually selected, cultured bacteria.

About Biomica Ltd.:

Biomica is an emerging biopharmaceutical company developing innovative microbiome-based therapeutics utilizing a dedicated Computational Predictive Biology platform (CPB), licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN). For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of our broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Biomica and Evogene are using forward-looking statements in this press release when they discuss the development plans for, and the potential safety, tolerability and capabilities of, Biomica’s BMC-128 drug candidate. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Rivka Neufeld
Investor Relations and Public Relations Manager
E: IR@evogene.com
T: +972-8-931-1940

US Investor Relations:
Joseph Green
Edison Group
E: jgreen@edisongroup.com
T: +1 646-653-7030

Laine Yonker
Edison Group
E: lyonker@edisongroup.com
T: +1 646-653-7035